Exhibit 11.1

IMPERIAL TOBACCO GROUP PLC

IMPERIAL TOBACCO GROUP CODE OF ETHICS FOR RELEVANT OFFICERS

Explanatory Note

Section 406 of the US Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and the rules issued by the US Securities and Exchange Commission (“SEC”) thereunder, require an SEC reporting company to disclose whether or not it has adopted a written code of ethics applicable to the company’s senior financial officers, including the company’s chief executive.  This Code of Ethics (“Code”) has been adopted by Imperial Tobacco Group PLC (the “Company”) in accordance with these provisions and is intended to deter wrongdoing and to promote:

•                  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•                  full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

•                  compliance with applicable governmental laws, rules and regulations;

•                  the prompt internal reporting of violations of the Code to appropriate persons; and

•                  accountability for adherence to the Code.

Introduction

The Board of Directors of Imperial Tobacco Group PLC has adopted this Code which is applicable to the Company’s chief executive and its senior financial officers.  Specifically, the Code is applicable to the following:

Chief Executive of Imperial Tobacco Group PLC

Finance Director of Imperial Tobacco Group PLC

Sales & Marketing Director of Imperial Tobacco Group PLC

Manufacturing Director of Imperial Tobacco Group PLC

Corporate Affairs Director of Imperial Tobacco Group PLC

Company Secretary of Imperial Tobacco Group PLC

Director of Finance and Planning - Imperial Tobacco Limited

Group Human Resources Director - Imperial Tobacco Limited

Group Treasurer

Group Head of Tax and Financial Accounting

For the purposes of the Code the above named employees shall be known as “Relevant Officers”.

The Company has committed to conduct business throughout the world in accordance with the highest ethical standards.  This Code sets out the principles to which all Relevant Officers of the Company are expected to adhere and advocate in meeting these standards.  The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the public and other stakeholders.  The Company has adopted a Code of Business Conduct and Ethics that is applicable to all directors and employees of the Company.  The responsibilities of the Relevant Officers under the Code set forth below are in addition to those under the Code of Business Conduct and Ethics.

Conflicts of Interest

Relevant Officers have an obligation to promote the best interests of the Company at all times.  They should avoid any action, which may involve a conflict of interest with the Company.  Relevant Officers should not have any undisclosed, unapproved financial or other business relationships with advisors, suppliers, customers or competitors that might impair their ability to act in the best interests of the Company nor should a Relevant Officer, or a member of his or her family accept improper personal benefits as a result of his or her position in the Company.

Where conflicts of interest arise, Relevant Officers must provide immediate and full disclosure to the Company Secretary, Audit Committee or Senior Non-Executive Director, as appropriate.  They must not take part in any related decision making process.

Relevant Officers must also avoid apparent conflicts of interest, considered to be those where a reasonable observer might assume there is a conflict of interest leading to a loss of objectivity in dealings on behalf of the Company.

Compliance with laws

Relevant Officers of the Company must respect and follow the laws and regulations of the countries in which the Company conducts its business.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the code.

Disclosure

As a company listed on the London Stock Exchange and the New York Stock Exchange (the “NYSE”), the Company has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant UK and US legislation and the rules and guidance of the UKLA and the NYSE.

In accordance with our disclosure obligations, financial communications, reports and other public communications will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence.  The Relevant Officers are responsible for assuring full, fair, accurate, timely and understandable disclosure in complying with the policies set forth in this paragraph.

Furthermore, any Relevant Officer in possession of material and/or price sensitive information must not disclose such information before its public disclosure and must take steps to ensure that the Company complies with its timely disclosure obligations.

Compliance with the Code

If a Relevant Officer has knowledge of or suspects any non-compliance with any section of this Code or is concerned whether circumstances could lead to a violation of this Code, he or she should discuss the situation with the Audit Committee or Senior Non-Executive Director of the Company.  The Company will not allow any retaliation against a Relevant Officer who acts in good faith in reporting any such violation or suspected violation.

Any amendment, waiver, or implicit waiver of this Code for a Relevant Officer may be made only by the Audit Committee and will be promptly disclosed in accordance with the law.

Accountability for adherence to the Code

All Relevant Officers are responsible for abiding by this Code.

The Audit Committee shall take all such actions it considers appropriate to investigate any breaches reported to it and prepare a report for the Board.  If a breach has occurred, the Company will take such disciplinary or preventative action as the Board of Directors deems appropriate, after consultation with the Audit Committee.  Such actions may include written notices to the individual involved that the Board has determined that there is a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board and the Audit Committee shall take into account all relevant factors, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Any queries regarding this Code should be addressed to:

The Company Secretary

Imperial Tobacco Group PLC

P O Box 244

Upton Road

Bristol  BS99 7UJ